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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PHONE1GLOBALWIDE INC.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

719208100

(Cusip Number)

Robert F. Hudson, Jr.
Baker & McKenzie
1111 Brickell Avenue
Miami, FL 33131
(305) 789-8906

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 719208100

1.	Name of Reporting Person: Hispanic Telecommunications Holding, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 61,061,947 shares of Common Stock

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 61,061,947 shares of Common Stock

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,061,947 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.2%

14.	Type of Reporting Person (See Instructions): CO

Page 2 of 5 Pages

CUSIP No. 719208100

1.	Name of Reporting Person: Rothschild Trust Guernsey Limited, as trustee of the Pitrizza Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,414,661

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.7%

14.	Type of Reporting Person (See Instructions): CO

Page 3 of 5 Pages

     [EXPLANATORY NOTE: This Schedule 13D/A amends Items 5 and 7 of the Schedule 13D filed on October 7, 2003]

Item 5. Interest in Securities of the Issuer.

     (a) On September 30, 2004, Hispanic Telecommunications Holding, S.A. (HTH”) sold 38,352,714 shares of Common Stock of the Issuer to GNB Sudameris Bank, S.A. (“GNB”) pursuant to a stock purchase agreement between the parties dated the same date (the “Agreement”).

     As of the date hereof, HTH is the beneficial owner of 61,061,947 shares of Common Stock of the Issuer (the “Shares”). Based on the Issuer’s Quarterly Report on Form 10-QSB for the period ended June 30, 2004 (the “Report”), the Issuer has 144,778,423 shares of Common Stock outstanding. As such, HTH is the beneficial owner of 42.2% of the of the outstanding Common Stock of the Issuer.

     Rothschild Trust Guernsey Limited, as trustee of the Pitrizza Trust (“RTGL”) is the sole shareholder of HTH, and as such, may also be deemed for securities law purposes to beneficially own the Shares. Additionally, RTGL indirectly owns all of the shares of capital stock of GNB. As such, RTGL may also be deemed for securities law purposes to beneficially own the 38,352,714 shares of Common Stock of the Issuer sold to GNB pursuant to the Agreement. Taking into account the Shares and the shares of stock sold pursuant to the Agreement, RTGL remains the beneficial owner of 99,414,661 shares of Common Stock of the Issuer. Based on the Report, RTGL is the beneficial owner of 68.7% of the outstanding Common Stock of the Issuer.

     (b) HTH maintains the sole power to vote or to direct the voting of, and the sole power to dispose of, or to direct the disposition of, the Shares.

     (c) During the past 60 days, the Reporting Persons have not acquired any Common Stock of the Company, other than pursuant to the Agreement described in subsection (a) above.

     (d) Not applicable.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     (a) Joint Filing Agreement, dated October 11, 2004, by and between HTH and RTGL.

     (b) Stock Purchase Agreement dated as of September 30, 2004 by and between HTH and the GNB.

Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 11, 2004	HISPANIC TELECOMMUNICATIONS HOLDING SA
	By:	Luxembourg Corporation Company S.A.
Title: Managing Director

By:	/s/ Martin-Saudax Guillaume
	Name:	Martin-Saudax Guillaume
	Title:	Authorized Signatory

By:	/s/ Valerie Ingelbrecht
	Name:	Valerie Ingelbrecht
	Title:	Authorized Signatory

Dated: October 11, 2004	ROTHSCHILD TRUST GUERNSEY LIMITED, as trustee of the PITRIZZA TRUST
	By:	Rothchild Trust Guernsey Limited
Title: Trustee

By:	/s/ Luis Warwick Gonzalez
	Name:	Luis Warwick Gonzalez
	Title:	Director

By:	/s/ Nicholas David Moss
	Name:	Nicholas David Moss
	Title:	Director

Page 5 of 5 Pages

JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D/A with respect to the common stock of Phone1GlobalWide Inc., dated as of October 11, 2004, signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to an in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: October 11, 2004	HISPANIC TELECOMMUNICATIONS HOLDING, S.A.
	By:	Luxembourg Corporation Company, S.A.
Title: Managing Director

By:	/s/ Martin-Saudax Guillaume
	Name:	Martin-Saudax Guillaume
	Title:	Authorized Signatory

By:	/s/ Valerie Ingelbrecht
	Name:	Valerie Ingelbrecht
	Title:	Authorized Signatory

Date: October 11, 2004	ROTHSCHILD TRUST GUERNSEY LIMITED, as trustee of the Pitrizza Trust

By:	Rothschild Trust Guernsey Limited
Title: Trustee

By:	/s/ Luis Warwick Gonzalez
	Name:	Luis Warwick Gonzalez
	Title:	Director

By:	/s/ Nicholas David Moss
	Name:	Nicholas David Moss
	Title:	Director

STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement (the “Agreement”), dated as of September 30, 2004, is between GNB Sudameris Bank, S.A, a bank organized under the laws of Panama with offices at Torre Banco Continental, Piso 30, Panama City, Republic of Panama (the “Purchaser”) and Hispanic Telecommunications Holding S.A. (the “Seller”), a corporation organized under the laws of Luxembourg with offices at 9 Rue Schiller L-2519, Luxembourg.

RECITALS

     A. The Seller is the owner of 99,414,661 shares of the common stock, par value $.001 per share (“Common Stock”) of Phone1 Globalwide, Inc. (“PHGW”), a corporation existing under the laws of the State of Delaware, United States.

     B. The Seller desires to sell and the Purchaser desires to purchase 38,352,714 shares of Common Stock (the “PHGW Shares”) on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the premises and of other good and valuable consideration, receipt of which is acknowledged, it is agreed as follows:

1. Sale of Stock and Payment.

     (a) The Seller shall sell to the Purchaser, and the Purchaser purchases from the Seller, on September 30, 2004 (the “Closing Date”), the PHGW Shares for a price of US $26,846,899.80 (the “Purchase Price”).

     (b) The Purchaser shall deliver the Purchase Price to the Seller within thirty (30) days after the Closing Date. When paid, the Purchase Price shall be in the form of immediately available New York Clearing House funds in United States dollars and shall be wire transferred to the account(s) designated in a written notice from the Seller to the Purchaser.

     (c) The Seller shall deliver to the Purchaser on the Closing Date the stock certificate(s) for the PHGW Shares, together with stock powers executed by one of its authorized officers with a signature guarantee by a member of the New York Stock Exchange or a United States commercial bank.

     (d) The Closing shall take place at the offices of Proskauer Rose, LLP, 1585 Broadway, New York, New York 10036 at 10 A.M., United States East Coast time.

2. Representations, Warranties and Covenants of the Purchaser. The Purchaser represents, warrants and covenants to the Seller as follows:

     (a) The PHGW Shares are received by the Purchaser for investment purposes for its own account, and not with the view to, or for resale in connection with, any distribution thereof. The Purchaser understands that the PHGW Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of various states of the United States or any other jurisdiction, and cannot be sold other than by reason of a specified exemption from the registration provisions thereunder.

     (b) The Purchaser acknowledges that the PHGW Shares must be held indefinitely unless they are subsequently registered under the Securities Act and under applicable state securities laws or an exemption from such registrations is available. The Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act which permits limited resale of the securities purchased in a private placement subject to satisfaction of certain conditions including, among other things, the availability of certain current public information about PHGW and compliance with applicable requirements and the amount of securities to be sold and the manner of sale.

     (c) The Purchaser is a sophisticated investor with knowledge and experience in business and financial matters and is able to bear the economic risk and lack of liquidity inherent in owning PHGW Shares.

     (d) The Purchaser has carefully reviewed all information filed by PHGW pursuant to the Securities Act or the United States Securities Exchange Act of 1934, as amended, and relies solely on such information and acknowledges that neither the Seller nor its affiliates has provided any information to it regarding PHGW or its subsidiaries or affiliates of any of them; is not relying upon the Seller for the accuracy or completeness of any of the information contained in such filings and none of them is responsible to provide any information to the Purchaser in respect to PHGW or its subsidiaries or affiliates of any of them.

     (e) The Purchaser is aware that no federal or state or other agency has passed upon or made any finding or determination concerning the fairness of the transactions contemplated by this Agreement.

     (f) The Purchaser understands and acknowledges that neither the United States Internal Revenue Service nor any other tax authority has been asked to rule on nor has it ruled on the tax consequences of the transaction contemplated hereby.

     (g) The Purchaser is an “Accredited Investor” as the term is defined in Rule 501(a) of Regulation D under the Securities Act.

     (h) The Purchaser understands that all certificates for the PHGW Shares bear, respectively, a legend in substantially the following forms:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT SUCH REGISTRATION OR THE DELIVERY TO THE ISSUER OF AN OPINION OF COUNSEL, SATISFACTORY TO THE ISSUER, THAT SUCH DISPOSITION WILL NOT REQUIRE REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT, OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS.”

     (i) The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Panama and it has the full power and authority to conduct its business as now being conducted and to own, operate or lease the properties and assets it currently owns, operates or holds under lease. The Purchaser is duly licensed and qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the character of its business or the nature of its properties or assets makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified, licensed or in good standing would not have a material adverse effect on it.

     (j) The Purchaser has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereunder. The execution and delivery of this Agreement by the Purchaser of its obligations hereunder and the consummation of the transactions contemplated hereunder have been duly authorized by the Board of Directors of the Purchaser (or such similar body under the laws of Panama) and, to the extent necessary under the laws of Panama or the organization documents of the Purchaser, by its stockholders. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, and other laws of general applicability affecting the rights and remedies of creditors.

     (k) The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated herein do not and will not: (i) conflict with, result in the breach, modification, termination or violation of, or loss of any benefit under, constitute a default under, accelerate the performance required by, result in or give right to a right to amend or modify the terms of, result in the creation of any lien or encumbrance upon any assets or properties, or in any manner release any party thereto from any obligation under, any mortgage, note, bond, indenture, contract agreement, lease, license or other instrument or obligations of any kind or nature by which the Purchaser or any of its properties or assets, may be bound or affected; (ii) conflict with, violate or result in any loss of benefit under, any order, judgment, writ, injunction, regulation, statute or decree; (iii) conflict with, violate or result in any loss of benefit under, any permit, concession or franchise; or (iv) conflict with or violate any provision of the Certificate of Incorporation, charter or organizational documents or By-Laws, each as heretofore amended, of the Purchaser.

     (l) There are no outstanding or threatened claims or proceedings of any nature as against the Purchaser which could in any manner affect the delivery of this Agreement, the consummation of the transactions contemplated herein or the enforcement hereof.

     (m) All of the representations, warranties and covenants and undertaking made by the Purchaser shall survive the execution and delivery of this Agreement.

3. Representations, Warranties and Covenants of the Seller. The Seller represents, warrants and covenants to the Purchaser as follows:

     (a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the Luxembourg and it has the full power and authority to conduct its business as now being conducted and to own, operate or lease the properties and assets it currently owns, operates or holds under lease. The Seller is duly licensed and qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the character of its business or the nature of its properties or assets makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified, licensed or in good standing would not have a material adverse effect on it.

     (b) The Seller has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder. The execution and delivery of this Agreement and the performance by the Seller of its obligations hereunder and the consummation of the transactions contemplated hereunder and thereunder, have been duly authorized by the Board of Directors of the Seller (or such similar body under the laws of Luxembourg) and, to the extent necessary under the laws of the Luxembourg or the organization documents of the Seller, by its stockholders. This Agreement has been duly executed and delivered by the Seller and constitute the legal, valid and binding obligations of the Seller, enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, and other laws of general applicability affecting the rights and remedies of creditors.

     (c) The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated herein do not and will not: (i) conflict with, result in the breach, modification, termination or violation of, or loss of any benefit under, constitute a default under, accelerate the performance required by, result in or give right to a right to amend or modify the terms of, result in the creation of any lien or encumbrance upon any assets or properties, or in any manner release any party thereto from any obligation under, any mortgage, note, bond, indenture, contract agreement, lease, license or other instrument or obligations of any kind or nature by which the Seller or any of its properties or assets, may be bound or affected; (ii) conflict with, violate or result in any loss of benefit under, any order, judgment, writ, injunction, regulation, statute or decree; (iii) conflict with, violate or result in any loss of benefit under, any permit, concession or franchise; or (iv) conflict with or violate any provision of the Certificate of Incorporation, charter or organizational documents or By-laws, each as heretofore amended, of the Seller.

     (d) There are no outstanding or threatened claims or proceedings of any nature as against the Seller which could in any manner affect the delivery of this Agreement, the consummation of the transactions contemplated herein or the enforcement hereof.

     (e) All of the representations, warranties and covenants made by the Seller shall survive the execution and delivery of this Agreement.

     (f) The PHGW Shares are owned by the Seller free and clear of any liens, encumbrances or restrictions of any kind or nature, except in respect to the legend referred to in Section 2(h) hereof.

4. Indemnification, Generally. From and after the date hereof, each of the Seller and the Purchaser shall indemnify, defend and save harmless the other and their respective officers, directors, employees, agents and representatives ( each an “Indemnified Party”) from and against, and to promptly pay to an Indemnified Party or reimburse an Indemnified Party for, any and all claims, liabilities, losses, costs, expenses, interest and fines (including reasonable attorneys fees and expenses of attorneys, accountants and other experts incurred by any Indemnified Party) sustained or incurred by any Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any breach of any of the representations, warranties or covenants of the other herein or the failure to perform any undertaking or obligation to be undertaken or performed by it hereunder.

5. Entire Agreement. This Agreement constitutes the entire agreement of the parties regarding the subject matter thereof and all prior or contemporaneous agreements, understandings, representations and statements, oral or written, are hereby merged herein.

6. Governing Law, Service of Process.

     (a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, United States, without regard to conflict of law principles. Any dispute with respect to the interpretation of this Agreement or the rights and obligations of the parties shall exclusively be brought in a proceeding in the United States District Court for the Southern District of New York, or if such court does not have subject matter jurisdiction then in the Supreme Court of the State of New York, County of New York. Each of the parties accepts and consents for itself and its property, generally and unconditionally to the exclusive jurisdiction of such courts and waives the right to object to the jurisdiction or venue of either of such courts and waives the right to claim that such courts are inconvenient forums. Each of the parties specifically states that this Agreement and any disputes as to their meaning or the rights and obligations of the parties shall not be subject to arbitration.

     (b) Each of the parties hereto irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies by FedEx or like courier to the address of the party as set forth in this Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to constitute a general consent to the service of process or the in personam jurisdiction of the courts of the State of New York for legal actions or proceedings not related to this Agreement or the transactions contemplated by this Agreement.

7. Notices. Any notice, consent or other communication required or permitted hereunder or which any party sends to the others shall be in writing and delivered in person or by FedEx or like courier service or by confirmed facsimile transmission and

If to the Purchaser:
Torre Banco Continental
Piso 30,
Panama City, Republic of Panama
Attention: Mr. Camilo Verastegui
Facsimile No: 507 206 6901

If to the Seller:
9 Rue Schiller L-2519
Luxembourg
Facsimile No. (011) 352-472-473
Attention: Ms. Valerie Ingelbrecht

or to such other address or party as either party hereto give notice to the other.

8. Confidentiality. This Agreement and the terms thereof shall be kept confidential and not disclosed to any person or party (except the respective attorneys of the parties), except as may be required by law.

9. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement. An executed counterpart of this Agreement transmitted by facsimile shall have the same force and effect as an original executed copy of this Agreement and shall be effective upon receipt of the confirmed facsimile.

10. Amendments or Modifications. This Agreement may not be amended or modified in any manner except by a writing signed by each of the parties hereto. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach.

11. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns and legal representatives and heirs; provided, however, that (i) this Agreement and the rights and obligations of the Purchaser may not be assigned; and (ii) the PHGW Shares are subject to limitations on transfer and assignment as set forth in this Agreement.

12. Cooperation. Each of the parties shall cooperate with each other and sign such other documents and instruments hereafter, without cost or expense, in order to effectuate the provisions of this Agreement.

13. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14. Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK].

     IN WITNESS HEREOF, the parties have executed this Agreement as of the date first above written.

PURCHASER:

GNB SUDAMERIS BANK, S.A.

By:

Name:

Title:

SELLER:

HISPANIC TELECOMMUNICATIONS HOLDING, S.A.

By:

Name:

Title: